787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 30, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: James O’Connor, Esq.

Re:	SunAmerica Income Funds (the “Registrant”)

Response to Staff Comments on Post-Effective Amendment No. 53 to Registration

Statement on Form N-1A

Securities Act File No. 33-6502

Investment Company Act File No. 811-4708

Dear Mr. O’Connor:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Thomas Peeney of SunAmerica Asset Management, LLC on September 16, 2014 regarding Post-Effective Amendment No. 53 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 50 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Amendment”). The Amendment contains the prospectus for the SunAmerica Flexible Credit Fund (formerly, the SunAmerica High Yield Bond Fund) (the “Fund”), a series of the Registrant, and the Statement of Additional Information (“SAI”) for the Fund and other series of the Registrant.

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

James O’Connor, Esq.

September 30, 2013

I.         Prospectus

Comment 1:     Please delete the first sentence of footnote (1) in the section entitled “Fees and Expenses of the Fund” as it is neither permitted nor required by Item 3 of Form N-1A. See General Instruction C.3.(b) to Form N-1A. The Staff notes that because the contingent deferred sales charge (“CDSC”) referenced in the footnote only applies to a limited group of potential investors (i.e., purchasers of $1 million or more of Class A shares and only if these shares are sold within two years of purchase), this information properly belongs in the disclosure required by Item 12(a) of Form N-1A.

Response:	The Registrant respectfully declines to make the requested change. The Registrant believes that the current disclosure may be material to an investor’s investment decision and notes that other fund complexes include similar disclosure as footnotes to their fee tables.[1] In particular, the Registrant believes that it is appropriate for investors contemplating the purchase of shares to be aware of potential fees to which they may become subject as a result of an investment in the Fund. The footnote alerts shareholders to an important exception to the general fact that Class A shares are not subject to a CDSC. Please also note that similar disclosure is included elsewhere in the Prospectus in accordance with Item 12(a) of Form N-1A.

Comment 2:     Please confirm that the Board has no intention to terminate the contractual waiver disclosed in footnote (2) of the section entitled “Fees and Expenses of the Fund” within a year from the effective date of the registration statement.

Response:	The Registrant confirms that the Board has no present intention to terminate the contractual waiver within a year from the effective date of the registration statement.

Comment 3:     Please use the term “leveraged loans,” instead of “bank loans,” to refer to the floating rate loans in which the Fund will invest as part of its principal strategies. The term “bank loan,” although commonly used in the past, is not accurate because, in the current bank regulatory environment, insured depository institutions do not make these types of loans. Moreover, use of the term “leveraged loan” would be consistent with the risk disclosure which refers to “highly leveraged loans,” rather than “bank loans.”

Response:	The Registrant has deleted the term “bank” from its references to secured floating rate loans.

[1]	See, e.g., BlackRock Focus Growth Fund, Inc., Registration Statement filed on Form N-1A on December 30, 2013 (http://www.sec.gov/Archives/edgar/data/1097293/000089109212007711/e50299_485bpos.htm).

James O’Connor, Esq.

September 30, 2013

Comment 4:     Please explain supplementally why the current name of the Fund does not reflect the ability of the Fund to invest in floating rate loans as part of its principal investment strategies.

Response:	The Registrant believes that the Fund’s name is reflective of the Fund’s ability to invest in various types of credit instruments, which include, among other things, floating rate loans. The Registrant is not aware of any requirement under the 1940 Act to reflect the Fund’s intent to invest in floating rate loans in the Fund’s name. Further, the Registrant believes that the Fund’s prospectus and Statement of Additional Information clearly disclose the Fund’s investment strategies. The Registrant notes that the SEC has stated that it “believes that investors should not rely on an investment company’s name as the sole source of information about a company’s investments and risks.”[2]

Comment 5:     As the Fund will invest in ETFs as part of its principal investment strategies, please disclose the acquired fund fees and expenses in the fee table.

Response:	The Fund may invest in ETFs as part its principal investment strategies, but it does not anticipate that its investments in ETFs will cause it to incur acquired fund fees and expenses in excess of 1 basis point. As a result, it has included acquired fund fees and expenses under “Other Expenses” in the fee table.

Comment 6:     Since the Fund may implement its strategies through the use of derivatives, please consider the Staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Response:	The Registrant considered the Staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller and believes that its disclosure is consistent with such guidance. The Registrant specifically notes that the section entitled “Principal Investment Strategy and Techniques of the Fund” discusses the Fund’s ability to use U.S. Treasury and interest rate futures, and the section entitled “Principal Risks of Investing in the Fund” discloses risks relating to futures under “Futures Risk.”

Comment 7:     The section entitled “Principal Investment Strategy and Techniques of the Fund” states that the Fund considers a credit instrument to be any debt instrument or instrument with debt-like characteristics, including but not limited to, corporate and sovereign bonds, secured floating rate bank loans and other institutionally traded secured floating rate debt obligations (“Loans”)….” Please explain supplementally what types of securities are intended to be covered by “other institutionally traded secured floating rate debt obligations.”

[2]	Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001)

James O’Connor, Esq.

September 30, 2013

Response:	The types of securities intended to be covered by “other institutionally traded secured floating rate debt obligations” are floating rate debt securities that are not loans (e.g., floating rate corporate bonds).

Comment 8:     If the Fund anticipates that its portfolio turnover will increase as a result of the Fund’s revised principal investment strategies, please disclose this fact.

Response:	The Registrant has added the requested disclosure.

Comment 9:     Please disclose the anticipated mix of high yield securities to floating rate loans in the Fund’s portfolio.

Response:	The Registrant respectfully declines to add the requested disclosure. The Registrant believes that the current disclosure accurately describes the types of securities and financial instruments in which the Fund intends to invest and the manner in which the Fund will be managed. The Registrant also notes that the prospectus discloses, among other things, that “[t]he subadviser expects to tactically allocate the Fund’s assets across below investment grade bonds and Loans, and from time to time may invest all of the Fund’s assets exclusively in one of these asset classes.” Further, the Fund has not adopted any investment policy which requires a specific percentage or range of its assets that is required to be invested in high yield securities or Loans.

Comment 10:     In the section captioned “More Information About the Fund,” the Staff states that the disclosure reverses the normal order, as follows: Item 4 disclosure should summarize the principal investment strategies and the Item 9 disclosure should provide additional information about those principal strategies. The Staff states that to the extent that the disclosure in this section adequately describes the Fund’s principal strategies and risks, this outline could be the Item 4 disclosure. The Staff further states that the disclosure about non-principal strategies and risks belongs in the SAI. The Staff notes that information included in response to Items 2 through 8 need not be repeated in the statutory prospectus. See General Instruction C.3.(a) to Form N-1A.

Response:	The Registrant respectfully declines to make the requested changes. As noted in the Staff comment, General Instruction C.3.(a) to Form N-1A states that information included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus. As a result, the Fund does not believe that it is required to include in the response to Item 9 the disclosure about the Fund’s principal strategies and risks that it has provided in the response to Item 4. In addition, in response to Item 9, the Fund has included disclosure about strategies and risks that it believes to be relevant to a full understanding of its policies but that may involve a smaller percentage of the Fund’s assets than the strategies and risks resulting from its strategies of fixed income investing and investing in secured floating rate loans.

James O’Connor, Esq.

September 30, 2013

II.         SAI

Comment 11:     Please confirm that, where a loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the interposed financial institution and the borrower as “issuers” for purposes of the Fund’s fundamental investment restriction on industry concentration under Section 8(b)(1)(E). Cf. Pilgrim Prime Rate Trust (June 29, 1989).

Response:	The Registrant respectfully submits that it is appropriate and consistent with prior Staff guidance to look only to the corporate or other borrower in a loan participation, and not to the financial intermediary, for purposes of the Fund’s industry concentration policy. The Registrant recognizes that the Staff has in the past indicated that a fund should, when investing in a loan participation that does not shift to the fund the direct debtor-creditor relationship with the corporate or other borrower, consider both the corporate borrower and the financial intermediary as issuers for purposes of the fund’s issuer diversification policy under Section 5(b)(l) of the 1940 Act. See Putnam Diversified Premium Income Trust, SEC No-Action Letter (Jul. 10, 1989), at footnote 2 (the “Putnam No-Action Letter”). The Registrant maintains, however, that the treatment should be distinguishable for purposes of the Fund’s industry concentration policy, and points out that the Putnam No-Action Letter did not suggest that the same treatment applies for purposes of industry concentration. In addition, loan participations typically change in value in response to changes in interest rates and in the actual or perceived credit of the underlying borrower, and normally very little in response to factors affecting the industry of the participating agent or other financial intermediary. Accordingly, the Registrant respectfully declines to make any changes to its disclosure in response to this comment.

Comment 12:     Please state supplementally the method pursuant to which the Fund’s illiquid assets will be valued for purposes of determining whether such assets will not exceed 15% of the Fund’s net assets.

Response:	The Fund’s illiquid assets, like all of the Fund’s assets, are valued pursuant to valuation procedures adopted by the Registrant’s Board of Trustees. The Registrant further notes that details about how the Fund’s assets are valued, including for purposes of calculating the percentage limits on illiquid assets, are set forth in the section “Determination of Net Asset Value” on page 70 of the SAI.

Comment 13:     In the section entitled “Investment Restrictions,” please revise the investment restriction relating to borrowing money (restriction no. 2) to clarify that each Fund may borrow for temporary purposes in amounts exceeding 5%, but not for “temporary or emergency purposes,” as Section 18(g) of the 1940 Act does not provide for borrowings for “emergency purposes.”

James O’Connor, Esq.

September 30, 2013

Response:	The Registrant respectfully declines to make the requested change as it believes that borrowing for emergency purposes is not inconsistent with the Section 18(g) limits on temporary borrowing. In addition, the Staff has indicated that a fund seeking to borrow in reliance on Section 18(g) is permitted to borrow for “temporary or emergency purposes.”[3]

Comment 14:     In the section entitled “Investment Restrictions,” please clarify that the Fund’s pledging of assets to secure borrowings (restriction no. 2) will comply with applicable SEC and Staff guidance.

Response:	The Registrant acknowledges and confirms that the Fund’s pledging of assets to secure borrowings will comply with applicable SEC and Staff guidance.

Comment 15:     In the section entitled “Investment Restrictions,” please revise the restriction relating to concentration (restriction no. 3) to reflect the concentration limit applicable to open-end funds.

Response:	The Registrant respectfully submits that the Fund’s restriction relating to concentration is consistent with Section 8(b)(1)(E) of the 1940 Act and Instruction 4 to Item 9(b)(1) of Form N-1A which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. The Fund does not have a policy to concentrate its investments in any particular industry or group of industries. Rather, the Fund’s policy with respect to concentration of investments, as disclosed in the SAI, states that the Fund will not concentrate its investments in “a single industry.” Neither Section 8(b)(1)(E) of the 1940 Act, nor Instruction 4 to Item 9(b)(1) of Form N-1A, require the Fund to disclose a policy not to concentrate its investments with respect to both industries and groups of industries. As noted above, the 1940 Act, as well as Form N-1A, require a policy with respect to a particular industry or group of industries. The Registrant submits that use of the term “or” in this context indicates that a Fund must have a concentration policy with respect to particular industries or groups of industries. Further, the SEC has indicated that a policy not to concentrate investments is a “policy not to invest more than 25% of … assets in any one industry.”[4] (emphasis added) In addition, the Fund’s concentration policy is consistent with concentration policies of other fund complexes.[5]

[3]	See Guidelines for the Preparation of Form N-8B-1, Investment Company Act Release No. 7221 (June 9, 1972).
[4]	See Statements of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (Oct. 30, 1975).
[5]	See, e.g., Fidelity Aberdeen Street Trust, Registration Statement filed on Form N-1A on May 29, 2014 (http://www.sec.gov/Archives/edgar/data/880195/000088019514000624/aberdeen_main.htm); Franklin Templeton International Trust, Registration Statement filed on Form N-1A on September 27, 2013 (http://www.sec.gov/Archives/edgar/data/876441/000137949113000998/filing1478.htm).

James O’Connor, Esq.

September 30, 2013

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

Elliot J. Gluck

Cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management, LLC

            Thomas Peeney, Esq., SunAmerica Asset Management, LLC

            Margery K. Neale, Esq., Willkie Farr & Gallagher LLP

            Stacey Ruiz, Esq., Willkie Farr & Gallagher LLP